FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of November, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Basic Matters Concerning Merger of Mitsui Sumitomo Kirameki Life Insurance and Aioi Life Insurance

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: November 19, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
November 19, 2010
MS&AD Insurance Group Holdings, Inc.
Basic Matters Concerning Merger of Mitsui Sumitomo Kirameki Life Insurance
and Aioi Life Insurance
MS&AD Insurance Group Holdings, Inc. has, as announced on May 20, 2010, approved merger of its life insurance subsidiaries, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (President: Shizuka Sasaki) and Aioi Life Insurance Co., Ltd. (President: Yoshihisa Ishii) (hereinafter, the “two companies” or “merged company”), contemplated to be effective on October 1, 2011 and conditional on obtaining permissions and other approvals from relevant authorities. The Company hereby announces that their continued discussions have led to an agreement on the basic matters concerning the merger, as set out below.
<Outline of merged company>

1.	Corporate name
(1)	Corporate name

Mitsui Sumitomo Kaijo Aioi Seimei Hoken Kabushiki Kaisha

(2)	English name

Mitsui Sumitomo Aioi Life Insurance Company, Limited

2.	Surviving company
Mitsui Sumitomo Kirameki Life Insurance Company, Limited

3.	Address of main office
Nihombashi, Chuo-ku, Tokyo (Current site of main office of Aioi Life Insurance Company, Limited)
Since the parties to the merger are subsidiaries of MS&AD Insurance Group, merger ratio will not be determined.
(Image of the Group after the merger)

(Outline of parties)

Corporate name	Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.	Aioi Life Insurance Co., Ltd.
Business	Life insurance business	Life insurance business
Incorporation Date	August 8, 1996	August 8, 1996
Address	3-11-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo	3-1-6 Nihombashi, Chuo-ku, Tokyo
President	Shizuka Sasaki	Yoshihisa Ishii
Capital	35.5 billion yen	30.0 billion yen
Shares Issued	960 thousand shares	700 thousand shares
End date of accounting period	March 31	March 31
Major shareholder and their shareholding ratio	MS&AD Insurance Group Holdings, Inc. 100%	Aioi Nissay Dowa Insurance Co., Ltd. 100%

As of September 30, 2010 (Bracketed in ( ) are comparison to the corresponding period of previous fiscal year and bracketed in [ ] are that to the end of previous fiscal year)			Two companies added (*1)

Number of new policies (*2)	0.12 million (115.3%)	0.05 million (113.2%)	0.17 million (114.7%)
Number of policies in force (*2)	1.27 million [106.2%]	0.60 million [105.6%]	1.87 million [106.0%]
Amount of new policies(*2)	831.6 billion yen (103.0%)	493.1 billion yen (93.2%)	1,324.8 billion yen (99.1%)
Amount of policies in force(*2)	9,746.3 billion yen [103.2%]	6,057.8 billion yen [103.7%]	15,804.2 billion yen [103.4%]
Yearly insurance premiums of new policies(*2)	15.1 billion yen (109.4%)	4.8 billion yen (101.4%)	19.9 billion yen (107.4%)
Yearly insurance premiums of policies in force (*2)	197.4 billion yen [101.5%]	74.9 billion yen [101.9%]	272.3 billion yen [101.6%]
Premiums	114.9 billion yen (105.9%)	52.7 billion yen (110.0%)	167.6 billion yen (107.1%)
Net income	0 billion yen (119.7%) (*3)	0.7 billion yen (67.9%)	0.7 billion yen (69.2%)
Total assets	1,201.1 billion yen [104.6%]	524.1 billion yen [112.0%]	1,725.2 billion yen [106.7%]
Solvency margin ratio	2,302.5%	2,152.0%	—
Relationships	No party has a major capital, personnel, or trade relationship with any other party, and no party constitutes a relevant party with respect to any of the other parties.

*1.	Amounts are calculated by simply adding amounts of the two companies.

*2.	Total amounts for personal insurance and personal pension insurance.

*3.	Net income of Mitsui Sumitomo Kirameki Life Insurance is 34 million yen due to its increased provision for underwriting reserve in order to fulfill standard underwriting reserve. Net income before the increased provision is 0.9 billion yen (a decrease of 35.2% as compared with the corresponding period of previous fiscal year).
-End-

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.